FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, 4 October, 2017

Ger. Gen. No. 20/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref. SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized I hereby inform you of the following significant event: That today, the Peruvian subsidiary Enel Peru S.A.C., fully owned by Enel Américas S.A. has acquired 47,686,651 shares issued by the Peruvian Subsidiary Enel Distribucion Peru S.A.A.  equivalent to 7.5% of the last company. Taking into consideration this purchase, Enel Américas has increased its direct and indirect shareholding through the subsidiary Enel Peru to 83.2% of the property of Enel Distribucion Peru. The referred to transaction has totaled 262,276,580 Peruvian soles (approximately equivalent to US$ 80 million) and it took place on the trading floor of the Lima Stock Exchange.

Considering that Enel Américas S.A. already controlled and, therefore, consolidated Enel Peru S.A.C. and Enel Distribucion S.A.A., said operation does not lead to any effects in the Comprehensive Income Statements of Enel Américas and does not modify the assets and liabilities of said subsidiaries registered in the Consolidated Balance Sheet of Enel Américas S.A. The effects of this higher stock ownership on part of Enel Américas S.A. shall be reflected in the Income Statement of the controlling company.

This transaction is fully in line with the policy of minority interests buyout included in the Company’s Strategic Plan.

Yours Truly

Luca D’Agnese

Chief Executive Officer

Cc     Banco Central de Chile (Central Bank of Chile)

         Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago  –  Representantes Tenedores de Bonos  (Bonholders Representative)

Depósito Central de Valores (Central Securities Depositary)

         Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: October 6, 2017